UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               THE SCO GROUP, INC.
                           ------------------------
                               (Name of Issuer)


                     Common Stock, $.001 par value per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                  78403A106
                         -----------------------------
                                (CUSIP Number)


                              December 31, 2007
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                        [   ]   Rule 13d-1(b)

                        [ X ]   Rule 13d-1(c)

                        [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 2 of 9 Pages

................................................................................
1.   Names of Reporting Persons.

     CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization                    Maryland
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     CO
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 3 of 9 Pages

................................................................................
1.   Names of Reporting Persons.

     MARK D. LERNER

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization             United States of America
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     HC; IA
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 4 of 9 Pages

................................................................................
1.   Names of Reporting Persons.

     TRACI LERNER

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization             United States of America
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     HC; IA
................................................................................

                                                             Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

            The SCO Group, Inc.  (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            355 South 520 West, Suite 100, Lindon, Utah 84042

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)   Chesapeake Partners Management Co., Inc. ("CPMC");

            ii)  Mark D. Lerner ("Mr. Lerner"); and

            iii) Traci Lerner ("Ms. Lerner").

            This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company ("CPMF"). CPMC serves as investment manager to each of CPLP and CPMF. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPMF.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, Maryland 21209.

Item 2(c).  Citizenship:

            i)   CPMC is a Maryland corporation;

            ii)  Mr. Lerner is a citizen of the United States of America; and

            iii) Ms. Lerner is a citizen of the United States of America.


Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value per share (the "Shares").

Item 2(e).  CUSIP Number:

            78403A106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

                                                             Page 6 of 9 Pages

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b)   Percent of Class:

            The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes approximately 0.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 21,484,761 shares outstanding as of September 12, 2007).

Item 4(c)   Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:
-------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.     Ownership of Five Percent or Less of a Class:

            If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10. Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 9 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008               CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                      By: /s/ Mark D. Lerner
                                          --------------------------------
                                      Name:  Mark D. Lerner
                                      Title: Vice President


Date: February 14, 2008               MARK D. LERNER

                                      /s/ Mark D. Lerner
                                      ----------------------------


Date: February 14, 2008               TRACI LERNER

                                      /s/ Traci Lerner
                                      ----------------------------

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A.  Joint  Filing  Agreement,  dated February 14, 2008 by and among  Chesapeake Partners Management Co., Inc., Mark D. Lerner
    and Traci Lerner...............................................      9

                                                               Page 9 of 9 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The SCO Group, Inc. dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2008                 CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                           --------------------
                                        Name: Mark D. Lerner
                                        Title:   Vice President


Date: February 14, 2008                 MARK D. LERNER

                                        /s/ Mark D. Lerner
                                        -----------------------


Date: February 14, 2008                 TRACI LERNER

                                        /s/ Traci Lerner
                                        -----------------------